Exhibit 99.1

TORO CORP.
UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS
December 31, 2022 and March 31, 2023
(Expressed in U.S. Dollars – except for share data)

		December 31,	March 31,
ASSETS	Note	2022	2023
CURRENT ASSETS:
Cash and cash equivalents		$41,779,594	$67,206,733
Due from related parties, current	3	558,327	1,314,394
Accounts receivable trade, net		10,616,573	5,949,733
Inventories		893,569	922,286
Prepaid expenses and other assets		915,244	3,698,340
Total current assets		54,763,307	79,091,486

NON-CURRENT ASSETS:
Vessels, net	5	92,486,178	91,717,046
Restricted cash	6	700,000	700,000
Due from related parties	3	1,708,474	1,708,474
Prepaid expenses and other assets, non-current		5,199,999	2,199,999
Deferred charges, net	4	2,621,145	3,062,070
Total non-current assets		102,715,796	99,387,589
Total assets		$157,479,103	$178,479,075

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net	6	2,606,302	2,617,485
Accounts payable		1,643,468	2,860,823
Deferred revenue		—	479,926
Accrued liabilities		2,269,281	2,857,134
Total current liabilities		6,519,051	8,815,368

NON-CURRENT LIABILITIES:
Long-term debt, net	6	10,463,172	9,802,459
Total non-current liabilities		10,463,172	9,802,459

Commitments and contingencies	10

MEZZANINE EQUITY:
1.00% Series A fixed rate cumulative perpetual convertible preferred shares: 0 and 140,000 shares issued and outstanding as of December 31, 2022, and March 31, 2023, respectively, aggregate liquidation preference of $0 and $140,000,000 as of December 31, 2022 and March 31, 2023, respectively	8	—	117,372,390
Total mezzanine equity		—	117,372,390

SHAREHOLDERS’ EQUITY:
Former Net Parent Company investment		140,496,912	—
Common shares, $0.001 par value; 1,000 and 3,900,000,000 shares authorized; 1,000 and 9,461,009 shares issued; 1,000 and 9,461,009 shares outstanding as of December 31, 2022, and March 31, 2023 respectively	7	—	9,461
Preferred shares, $0.001 par value: 0 and 100,000,000 shares authorized; Series B preferred shares: 0 and 40,000 shares issued and outstanding as of December 31, 2022 and March 31, 2023, respectively	7	—	40
Additional paid-in capital		—	38,156,985
(Accumulated deficit)/Retained Earnings		(32)	4,322,372
Total shareholders’ equity		140,496,880	42,488,858
Total liabilities, mezzanine equity and shareholders’ equity		$157,479,103	$178,479,075

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

TORO CORP.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the three months ended March 31, 2022 and 2023
(Expressed in U.S. Dollars – except for share data)

		Three Months Ended March 31,	Three Months Ended March 31,
	Note	2022	2023
REVENUES:
Time charter revenues	12	$2,986,345	$1,906,250
Voyage charter revenues	12	10,734,868	7,930
Pool revenues	12	3,109,235	29,239,974
Total vessel revenues		16,830,448	31,154,154

EXPENSES:
Voyage expenses (including $213,836 and $394,803 to related party for the three months ended March 31, 2022, and 2023, respectively)	3,13	(7,241,317)	(518,797)
Vessel operating expenses	13	(5,236,713)	(5,116,521)
Management fees to related parties	3	(688,500)	(702,000)
Recovery of provision for doubtful accounts		—	266,732
Depreciation and amortization	4,5	(1,808,997)	(2,055,646)
General and administrative expenses (including $93,246 and $352,778 to related party for the three months March 31, 2022, and 2023, respectively)	3	(286,444)	(983,264)
Total expenses		$(15,261,971)	$(9,109,496)

Operating income		$1,568,477	$22,044,658

OTHER (EXPENSES)/INCOME:
Interest and finance costs	14	(184,222)	(317,673)
Interest income		615	435,429
Foreign exchange gains/(losses)		22	(10,000)
Total other (expenses)/ income, net		$(183,585)	$107,756

Net income, before taxes		$1,384,892	$22,152,414
Income taxes		(151,761)	(193,201)
Net income and comprehensive income		$1,233,131	$21,959,213
Dividend on Series A Preferred Shares	3,11	—	(97,222)
Deemed dividend on Series A Preferred Shares	8	—	(200,255)
Net income attributable to common shareholders		$1,233,131	$21,661,736
Earnings per common share, basic	11	0.13	2.29
Earnings per common share, diluted	11	0.02	0.35
Weighted average number of common shares, Basic	11	9,461,009	9,461,009
Weighted average number of common shares, Diluted	11	61,898,567	61,898,567

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

TORO CORP.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND MEZZANINE EQUITY
For the three months ended March 31, 2022 and 2023
(Expressed in U.S. Dollars – except for share data)

									Mezzanine equity
	# of Series B Preferred Shares	Par Value of Preferre d Series B shares	# of Common shares	Par Value of Common Shares	Additional Paid-in capital	Former Parent Company Investment	(Accumulated deficit)/Retained Earnings	Total Shareholders’ Equity	# of Series A Preferred Shares	Mezzanine Equity
Balance, December 31, 2021	—	—	—	—	—	104,031,170	—	104,031,170	—	—
Net income and comprehensive income	—	—	—	—	—	1,233,131	—	1,233,131	—	—
Net decrease in Former Parent Company Investment	—	—	—	—	—	(1,267,578)	—	(1,267,578)	—	—
Balance, March 31, 2022	—	—	—	—	—	103,996,723	—	103,996,723	—	—

Balance, December 31, 2022	—	—	—	—	—	140,496,912	(32)	140,496,880	—	—
Net income and comprehensive income	—	—	—	—	—	17,339,332	4,619,881	21,959,213	—	—
Net increase in Former Parent Company investment	—	—	—	—	—	211,982	—	211,982	—	—
Capitalization at spin off, including Issuance of capital and preferred stock, net of costs (Note 8)	40,000	40	9,461,009	9,461	38,156,985	(158,048,226)	—	(119,881,740)	140,000	117,172,135
Dividend on Series A preferred shares	—	—	—	—	—	—	(97,222)	(97,222)	—	—
Deemed dividend on Series A preferred shares (Note 8)	—	—	—	—	—	—	(200,255)	(200,255)	—	200,255
Balance, March 31, 2023	40,000	40	9,461,009	9,461	38,156,985	—	4,322,372	42,488,858	140,000	117,372,390

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

TORO CORP.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three months ended March 31, 2022, and 2023
(Expressed in U.S. Dollars)

	Note	Three months ended March 31, 2022	Three months ended March 31, 2023
Cash Flows (used in)/provided by Operating Activities:
Net income		$1,233,131	$21,959,213
Adjustments to reconcile net income to net cash (used in)/provided by Operating activities:
Depreciation and amortization	4,5	1,808,997	2,055,646
Amortization of deferred finance charges	14	32,283	25,470

Changes in operating assets and liabilities:
Accounts receivable trade, net		(4,883,869)	4,666,840
Inventories		(2,248,292)	(28,717)
Due from/to related parties		1,227,879	(977,432)
Prepaid expenses and other assets		(997,847)	216,904
Other deferred charges		(61,087)	—
Accounts payable		1,521,756	973,238
Accrued liabilities		412,943	493,785
Deferred revenue		(547,939)	479,926
Dry-dock costs paid		—	(1,222,755)
Net Cash (used in)/provided by Operating Activities		(2,502,045)	28,642,118

Cash flow (used in)/provided by Investing Activities:
Vessel acquisitions and other vessel improvements	5	(327,792)	(181,498)
Net cash used in Investing Activities		(327,792)	(181,498)

Cash flows (used in)/provided by Financing Activities:
Net (decrease)/ increase in Former Parent Company Investment		(1,267,578)	211,982
Issuance of Series B Preferred shares	7	—	40
Repayment of long-term debt	6	(850,000)	(675,000)
Payments related to Spin-Off	3	—	(2,570,503)
Net cash used in Financing Activities		(2,117,578)	(3,033,481)

Net increase in cash, cash equivalents, and restricted cash		(4,947,415)	25,427,139
Cash, cash equivalents and restricted cash at the beginning of the period		5,663,411	42,479,594
Cash, cash equivalents and restricted cash at the end of the period		$715,996	67,906,733

RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash and cash equivalents		$15,996	$67,206,733
Restricted cash, non-current		700,000	700,000
Cash, cash equivalents, and restricted Cash		715,996	67,906,733

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

1.	Basis of Presentation and General information

Toro Corp. (“Toro”) was formed on July 29, 2022 as a wholly owned subsidiary of Castor Maritime Inc. (“Castor”, or the “Former Parent Company”) under the laws of the Republic of the Marshall Islands under the name Tankco Shipping Inc. and changed its name to Toro Corp. on September 29, 2022. On March 7, 2023 (the “Distribution Date’), Castor completed the Spin-Off of Toro based on the terms approved by the independent disinterested directors of Castor following the recommendation of its special committee of independent disinterested directors. In the Spin-Off, Castor separated its tanker fleet from its dry bulk and container fleet by, among other actions, contributing to Toro its interest in the subsidiaries comprising its tanker fleet, each owning one tanker vessel and Elektra Shipping Co. in exchange for (i) 9,461,009 common shares of Toro, (ii) the issuance to Castor of 140,000 1.00% Series A fixed rate cumulative perpetual convertible preferred shares of Toro (the “Series A Preferred Shares”) having a stated amount of $1,000 per share and a par value of $0.001 per share and (iii) the issuance at par to Pelagos Holdings Corp, a company controlled by the Toro’s Chairman and Chief Executive Officer, of 40,000 Series B preferred shares of Toro, par value $0.001 per share (the “Series B Preferred Shares”). Toro’s common shares were distributed on March 7, 2023 pro rata to the shareholders of record of Castor as of February 22, 2023 at a ratio of one Toro common share for every ten Castor common shares. The foregoing transactions are referred to collectively herein as the “Spin-Off”. Toro began trading on the Nasdaq Capital Market (the “Nasdaq”), under the symbol “TORO”.

 In addition, Toro entered into various agreements effecting the separation of its business from Castor including a Contribution and Spin-Off Distribution Agreement entered into by Toro and Castor on February 24, 2023 (the “Contribution and Spin-Off Distribution Agreement”), pursuant to which, among other things, (i) Castor agreed to indemnify Toro and its vessel-owning subsidiaries for any and all obligations and other liabilities arising from or relating to the operation, management or employment of vessels or subsidiaries Castor retained after the Distribution Date and Toro agreed to indemnify Castor for any and all obligations and other liabilities arising from or relating to the operation, management or employment of the vessels contributed to it or its vessel-owning subsidiaries, and (ii) Toro agreed to replace Castor as guarantor under the $18.0 senior secured credit facility with Alpha Bank S.A. (the “$18.0 Million Term Loan Facility”) upon completion of the Spin-Off. The Contribution and Spin-Off Distribution Agreement also provided for the settlement or extinguishment of certain liabilities and other obligations between Castor and Toro and provides Castor with certain registration rights relating to Toro’s common shares, if any, issued upon conversion of the Series A Preferred Shares issued to Castor in connection with the Spin-Off. Following the successful completion of the Spin Off on March 7, 2023, Toro reimbursed Castor for expenses related to the Spin-Off that were incurred by Castor, except for any of these expenses that were incurred or paid by any of Toro’s subsidiaries after March 7, 2023.

The Spin-off has been accounted for as a transfer of business among entities under common control. Accordingly, these accompanying consolidated financial statements of the Company have been presented as if the subsidiaries  were consolidated subsidiaries of the Company for all periods presented and using the historical carrying costs of the assets and the liabilities of the subsidiaries listed below, from their dates of incorporation. As a result, the accompanying consolidated financial statements include the accounts of Toro and its wholly owned subsidiaries (collectively, the “Company”).

The Company’s tanker fleet is currently engaged in the worldwide transportation of crude oil and refined petroleum products.

Castor Ships S.A., a corporation incorporated under the laws of the Republic of the Marshall Islands (“Castor Ships”), a related party controlled by Toro’s Chairman and Chief Executive Officer, Petros Panagiotidis, provides ship management and chartering services to the vessels owned the Company’s vessel-owning subsidiaries with effect from July 1, 2022. Such services are provided through subcontracting agreements with unrelated third-party managers, entered into with the Company’s consent, for all eight of the Company’s tanker vessels. During the period ended December 31, 2021 and until June 30, 2022, Castor Ships provided only commercial ship management and chartering services to such subsidiaries. As a part of the Spin-Off, the Company entered into a master management agreement with Castor Ships with respect to its vessels in substantially the same form as Castor’s Master Management Agreement previously in place for its vessels. The vessel management agreements with Castor Ships previously entered into for each of the vessels by the applicable vessel-owning subsidiary remain in effect for each such vessel.

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

1.	Basis of Presentation and General information: (continued)

Pavimar S.A., a corporation incorporated under the laws of the Republic of the Marshall Islands (“Pavimar”) and related party controlled by the sister of Petros Panagiotidis, Ismini Panagiotidis, provided technical, crew and operational management services to such vessels in the period ended December 31, 2021 and until June 30, 2022. Effective July 1, 2022, the technical management agreements entered into between Pavimar and the Company’s vessel owning subsidiaries were terminated by mutual consent.

The subsidiaries which are included in the Company’s consolidated financial statements for the periods presented are listed below.

Consolidated vessel owning subsidiaries:

Company		Country of incorporation	Date of incorporation	Vessel Name	DWT	Year Built	Delivery date to Vessel owning company
1	Rocket Shipping Co. (“Rocket”)	Marshall Islands	01/13/2021	M/T Wonder Polaris	115,351	2005	March 11, 2021
2	Gamora Shipping Co. (“Gamora”)	Marshall Islands	01/13/2021	M/T Wonder Sirius	115,341	2005	March 22, 2021
3	Starlord Shipping Co. (“Starlord”)	Marshall Islands	04/15/2021	M/T Wonder Vega	106,062	2005	May 21, 2021
4	Hawkeye Shipping Co. (“Hawkeye”)	Marshall Islands	04/27/2021	M/T Wonder Avior	106,162	2004	May 27, 2021
5	Vision Shipping Co. (“Vision”)	Marshall Islands	04/27/2021	M/T Wonder Mimosa	36,718	2006	May 31, 2021
6	Colossus Shipping Co. (“Colossus”)	Marshall Islands	04/27/2021	M/T Wonder Musica	106,290	2004	June 15, 2021
7	Xavier Shipping Co. (“Xavier”)	Marshall Islands	04/27/2021	M/T Wonder Formosa	36,660	2006	June 22, 2021
8	Drax Shipping Co. (“Drax”)	Marshall Islands	11/22/2021	M/T Wonder Bellatrix	115,341	2006	December 23, 2021

Consolidated non-vessel owning subsidiaries:

1	Toro RBX Corp. (“Toro RBX”) (1)
2	Elektra Shipping Co. (“Elektra”) (2)

(1)	Incorporated under the laws of the Marshall Islands on October 3, 2022, this entity serves as the cash manager of the Company’s subsidiaries with effect from March 7, 2023.
(2)
Incorporated under the laws of the Marshall Islands on April 27, 2021, no longer owns any vessel following the sale of the M/T Wonder Arcturus on May 9, 2022, for a gross sale price of $13.15 million and delivery of such vessel to an unaffiliated third-party on July 15, 2022.

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on March 8, 2023 (the “2022 Annual Report”).

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
1.	Basis of Presentation and General information: (continued)

The accompanying interim condensed consolidated financial statements are unaudited and include all adjustments (consisting of normal recurring adjustments) that management considers necessary for a fair presentation of its condensed consolidated financial position and results of operations for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of the results that may be expected for the entire year.

2.	Significant Accounting Policies and Recent Accounting Pronouncements:

A discussion of the Company’s significant accounting policies can be found in the combined-carve out financial statements for the year ended December 31, 2022, included in the Company’s 2022 Annual Report. Apart from the below, there have been no material changes to these policies in the three-month period ended March 31, 2023.

New significant accounting policies adopted during the three months ended March 31, 2023

Principles of consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”). The consolidated financial statements include the accounts of Toro and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation. Toro, as the holding company, determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity. Under Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) 810 “Consolidation”, a voting interest entity is an entity in which the total equity investment at risk is deemed sufficient to absorb the expected losses of the entity, the equity holders have all the characteristics of a controlling financial interest and the legal entity is structured with substantive voting rights. The holding company consolidates voting interest entities in which it owns all, or at least a majority (generally, greater than 50%) of the voting interest. Variable interest entities (“VIE”) are entities, as defined under ASC 810, that in general either have equity investors with non-substantive voting rights or that have equity investors that do not provide sufficient financial resources for the entity to support its activities. The holding company has a controlling financial interest in a VIE and is, therefore, the primary beneficiary of a VIE if it has the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. A VIE should have only one primary beneficiary which is required to consolidate the VIE. A VIE may not have a primary beneficiary if no party meets the criteria described above. The Company evaluates all arrangements that may include a variable interest in an entity to determine if it is the primary beneficiary, and would therefore be required to include assets, liabilities, and operations of a VIE in its consolidated financial statements.

Earnings per common share

Basic earnings per common share are computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the relevant period. Dividends on cumulative redeemable perpetual preferred shares reduce the income available to common shareholders, (whether or not earned). Diluted earnings per common share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted at the beginning of the periods presented, or issuance date, if later. Diluted earnings attributable to common shareholders per common share is computed by dividing the net income attributable to common shareholders by the weighted average number of common shares outstanding plus the dilutive effect of convertible securities during the applicable periods. The if converted method is used to compute the dilutive effect of shares which could be issued upon conversion of the convertible preferred shares. For purposes of the if converted calculation, the conversion price of convertible preferred shares is based on the fixed conversion price or on the average market price when the number of shares that may be issued is variable. Potential common shares that have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) are excluded from the calculation of diluted earnings per share.

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
2.	Significant Accounting Policies and Recent Accounting Pronouncements: (continued)

Recent Accounting Pronouncements:

There are no recent accounting pronouncements the adoption of which is expected to have a material effect on the Company’s unaudited interim consolidated condensed financial statements in the current period.

3.	Transactions with Related Parties:

During the three months ended March 31, 2022, and the three months ended March 31, 2023, the Company incurred the following charges in connection with related party transactions, which are included in the accompanying unaudited interim condensed consolidated statements of comprehensive income:

	Three months ended March 31,	Three months ended March 31,
	2022	2023
Management fees-related parties
Management fees – Pavimar (b)	$486,000	$—
Management fees – Castor Ships (a)	202,500	702,000

Included in Voyage expenses
Charter hire commissions – Castor Ships (a)	$213,836	$394,803

Included in General and administrative expenses
Administration fees – Castor Ships (a)	$93,246	$352,778

As of December 31, 2022, and March 31, 2023, balances with related parties consisted of the following:

	December 31, 2022	March 31, 2023
Assets:
Due from Castor Ships (a) – current	558,327	1,535,760
Due from Castor Ships (a) – non-current	1,708,474	1,708,474
Liabilities:
Due to Former Parent Company (d) – current	$—	$221,366

(a)	Castor Ships:

During the three-month period ended March 31, 2022, Castor Ships provided the Company’s subsidiaries with commercial ship management, chartering and administrative services, including, but not limited to, securing employment for the vessels, arranging and supervising the vessels’ commercial functions, handling all vessel sale and purchase transactions, undertaking related shipping project and management advisory and support services, as well as other associated services requested from time to time by the Company’s subsidiaries (the “Ship Management Agreements”). In exchange for these services, the Company’s subsidiaries paid Castor Ships (i) a daily fee of $250 per vessel for the provision of the services under the Ship Management Agreements, (ii) a commission of 1.25% on all charter agreements arranged by Castor Ships and (iii) a commission of 1% on each vessel sale and purchase transaction.

TORO CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

3.	Transactions with Related Parties: (continued)

Effective July 1, 2022, Castor entered into an Amended and Restated Master Management Agreement with Castor Ships. Under such agreement, Castor Ships has agreed to provide the Company  with a broad range of management services such as crew management, technical management, operational employment management, insurance management, provisioning, bunkering, accounting and audit support services, commercial, chartering and administrative services, including, but not limited to, securing employment for the Company’s fleet, arranging and supervising the vessels’ commercial operations, providing technical assistance where requested in connection with the sale of a vessel, negotiating loan and credit terms for new financing upon request and providing general corporate and administrative services, among other matters, which it may choose to subcontract to other parties at its discretion. Castor Ships shall generally not be liable to the Company for any loss, damage, delay, or expense incurred during the provision of the foregoing services, except insofar as such events arise from Castor Ships or its employees’ fraud, gross negligence, or willful misconduct (for which our recovery will be limited to two times the Flat Management Fee, as defined below).

In exchange for these services, the Company, including (until March 7, 2023) the subsidiaries, paid Castor
Ships until March 7, 2023 (i) a flat quarterly management fee in the amount of $0.75 million for the management and administration of their business (the “Flat Management Fee”), (ii) a commission of 1.25% on all gross income received from the operation of their vessels, and (iii) a commission of 1% on each consummated sale and purchase transaction. In addition, each of the Company’s subsidiaries agreed to pay Castor Ships a daily fee of $975 per vessel for the provision of commercial and technical ship management services provided under the ship management agreements (the “Ship Management Fee”). The Ship Management Fee and Flat Management Fee will be adjusted annually for inflation on each anniversary of the effective date of the Amended and Restated Master Management Agreement. The Company’s subsidiaries will also reimburse Castor Ships for extraordinary fees and costs, such as the costs of extraordinary repairs, maintenance, or structural changes to their vessels. The Amended and Restated Master Management Agreement has a term of eight years from its effective date and this term automatically renews for a successive eight-year term on each anniversary of the effective date, starting from the first anniversary of the effective date, unless the agreements are terminated earlier in accordance with the provisions contained therein, in which case the payment of a termination fee equal to seven times the total amount of the Flat Management Fee calculated on an annual basis may be due in certain circumstances. As part of the Spin-Off, on March 7, 2023, Toro entered into a master management agreement with Castor Ships with respect to its vessels in substantially the same form as Castor’s Amended and Restated Master Management Agreement.

As of March 31, 2023, in accordance with the provisions of the Amended and Restated Master Management Agreement, Castor Ships had subcontracted to two third-party ship management companies the technical management of all the Company’s vessels. Castor Ships pays, at its own expense, the tanker third-party technical management companies a fee for the services it has subcontracted to them, without any additional cost to Toro.

During the three months ended March 31, 2022, and the three months ended March 31, 2023, the Company’s subsidiaries were charged by Castor Ships with (i) management fees amounting to $202,500 and $702,000, respectively, which are included in Management fees to related parties in the accompanying unaudited interim condensed consolidated statements of comprehensive income, and (ii) charter hire commissions amounting to $213,836  and $394,803, respectively, which are included in ‘Voyage expenses’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income. Further, as of March 31, 2023, $200,973, were owed to Castor Ships in connection with the aforementioned services which are offset against subcontracting services rendered by the third-party ship-management companies, as described below, and are presented in ‘Due from related parties, current’ in the accompanying unaudited interim consolidated balance sheets.

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
3.	Transactions with Related Parties: (continued)

In addition, until March 7, 2023, part of the general and administrative expenses incurred by Castor has been allocated on a pro rata basis within General and administrative expenses of the Company based on the proportion of the number of ownership days of the Company’s subsidiaries’ vessels to the total ownership days of Castor’s fleet. These expenses consisted mainly of administration costs charged by Castor Ships, investor relations, legal, audit and consultancy fees. During the three months ended March 31, 2022 and the period from January 1 through March 7, 2023 the above mentioned administration fees charged by Castor Ships to Castor that were allocated to the Company amounted to $93,246 and $144,445, respectively and are included in ‘General and administrative expenses’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income. For the period of March 7 through March 31, 2023, the Company recognized as pro rata allocation of days of Flat Management Fee in the amount of $208,333. which is included in ‘General and administrative expenses’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income. As a result, in the three months ended March 2023 and in the same period of 2022, the aggregate amount of $352,778 and the amount of $93,246, respectively, is included in ‘General and administrative expenses’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income As of March 31, 2023, the above mentioned amount of $208,333 was owed to Castor Ships in connection with the aforementioned Flat Management Fee which is offset against subcontracting services rendered by the third-party ship-management companies, as described below, and is presented in ‘Due from related parties, current’ in the accompanying unaudited interim consolidated balance sheets.

The Amended and Restated Master Management Agreement also provides for an advance funding equal to one month of vessel daily operating costs to be placed with Castor Ships as a working capital guarantee, refundable in case a vessel is no longer under Castor Ship’s management. As of March 31, 2023, such advances amounted to $1,708,474 and are presented in ‘Due from related parties, non-current’, in the accompanying unaudited interim          consolidated balance sheets. As of March 31, 2023 the amount ‘Due from related parties, current’ of $1,535,760 represents working capital guarantee deposits relating to third party managers and operating expense payments made on behalf of the Company in excess of amounts advanced, net of $409,306 related to the amounts which were owed to Castor Ships as mentioned above.

(b)	Pavimar:

During the three months ended March 31, 2022, Pavimar provided the Company’s vessel-owning subsidiaries with a wide range of shipping services, including crew management, technical management, operational management, insurance management, provisioning, bunkering, vessel accounting and audit support services, which it could choose to subcontract to other parties at its discretion (the “Technical Management Agreements”) in exchange for which Pavimar was paid a daily fee of $600 per vessel. Effective July 1, 2022, the technical management agreements entered into between Pavimar and the Company’s tanker vessel owning subsidiaries were terminated by mutual consent. In connection with such termination, Pavimar and the tanker vessel owning subsidiaries agreed to mutually discharge and release each other from any past and future liabilities arising from the respective agreements.

Following the termination of the Technical Management Agreements, as of December 31, 2022 and as of March 31, 2023,  there are no remaining obligations from Pavimar to the Company.

During the three months ended March 31, 2022 and the three months ended March 31, 2023, management fees under the Technical Management Agreements amounted to $486,000 and $0, respectively, and are separately presented in ‘Management fees to related parties’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
3.	Transactions with Related Parties: (continued)

(c)	Pool Agreement:

In the period between September 30, 2022, and December 12, 2022, all Aframax/LR2 tanker vessels, entered into a series of separate agreements with V8 Pool Inc., a member of Navig8 Group of companies, for the participation of the vessels in the V8 plus pool (the “V8 Plus Pool”), a pool operating Aframax tankers aged fifteen (15) years or more. In February 2023, the agreement relating to the M/T Wonder Sirius’s participation in the V8 Plus Pool was terminated and the vessel commenced a period time charter. The V8 Plus Pool is managed by V8 Plus Management Pte. Ltd., a company in which the Company’s Chairman and Chief Executive Officer, Petros Panagiotidis, has a minority equity interest. Due to the recently announced sales of three Aframax/LR2 tanker vessels (Note 16), which are expected to be delivered to their new owners during the second quarter of 2023, and consequently the termination of the respective pool agreements with the V8 Plus Pool, working capital deposits amounted $2.2 million is presented in ‘Prepaid expenses and other assets-current’ and $1.5 million is presented in ‘Prepaid expenses and other assets, non-current’ in the accompanying unaudited interim consolidated balance sheet.

(d)	Former Parent Company:

In connection with the Spin-Off as discussed in Note 1, on March 7, 2023, Toro issued 140,000 1.00% Series A Preferred Shares to Castor having a stated amount of $1,000 per share and a par value of $0.001 per share, refer Note 8. As of March 31, 2023, the amount of dividend payable on Series A Preferred Shares due to Castor was $97,222 and is presented net in ‘Due from related parties, current’ in the accompanying unaudited interim consolidated balance sheet.

Following the Spin-Off, the Company reimbursed Castor $2,570,503 for expenses related to the Spin-Off that were incurred by Castor. As of March 31, 2023, the outstanding expenses to be reimbursed by the Company amounted to $124,144 and are presented in ‘Due from related parties, current’, in the accompanying unaudited interim consolidated balance sheet.

4.	Deferred Charges, net:

The movement in deferred charges net, which represents deferred dry-docking costs, in the accompanying unaudited interim consolidated balance sheets is as follows:

Dry-docking costs
Balance December 31, 2022	$2,621,145
Additions	931,069
Amortization	(490,144)
Balance March 31, 2023	$3,062,070

During the three months ended March 31, 2023, the M/T Wonder Formosa, initiated and completed its scheduled dry-dock.

5.	Vessels, net:

The amounts in the accompanying unaudited interim consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated depreciation	Net Book Value
Balance December 31, 2022	$102,122,080	$(9,635,902)	$92,486,178
Acquisitions, improvements, and other vessel costs	796,370	—	796,370
Period depreciation	—	(1,565,502)	(1,565,502)
Balance March 31, 2023	$102,918,450	$(11,201,404)	$91,717,046

During the three months ended March 31, 2023, the M/T Wonder Formosa was equipped with a ballast water treatment system (“BWTS”).

The Company reviewed all its vessels for impairment and none were found to have an indication of impairment as the fair value was in excess of carrying value at March 31, 2023.

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
5.	Vessels, net: (continued)

As of March 31, 2023, two vessels in the Company’s fleet having an aggregate carrying value of $24.3 million were first priority mortgaged as security under the $18.0 Million Term Loan Facility (Note 6).

6.	Long-Term Debt:

The amounts of long-term debt shown in the accompanying unaudited interim consolidated balance sheets of December 31, 2022 and March 31, 2023, are analyzed as follows:

Loan facilities	Borrowers	As of December 31, 2022	As of March 31, 2023
$18.0 Million Term Loan Facility	Rocket- Gamora	13,250,000	12,575,000
Total long-term debt		$13,250,000	$12,575,000
Less: Deferred financing costs		(180,526)	(155,056)
Total long-term debt, net of deferred finance costs		13,069,474	12,419,944

Presented:
Current portion of long-term debt		$2,700,000	$2,700,000
Less: Current portion of deferred finance costs		(93,698)	(82,515)
Current portion of long-term debt, net of deferred finance costs		$2,606,302	$2,617,485

Non-Current portion of long-term debt		10,550,000	9,875,000
Less: Non-Current portion of deferred finance costs		(86,828)	(72,541)
Non-Current portion of long-term debt, net of deferred finance costs		$10,463,172	$9,802,459

$18.0 Million Term Loan Facility

As part of the Spin-Off, on March 7, 2023, the first supplemental agreement was signed with Alpha Bank, whereby the Company replaced Castor as guarantor under the 18.0 Million Term Facility, such that Castor no longer has any obligations under such facility. Further details of the Company’s $18.0 Million Term Loan Facility, are discussed in Note 6 of the combined carve-out financial statements for the year ended December 31, 2022, included in the Company’s 2022 Annual Report.

During the three-month period ended March 31, 2023, the Company did not enter into any new or amended loan agreements and made scheduled principal repayments amounting to $0.7 million with respect to its $18.0 Million Term Loan Facility.

As of March 31, 2023, the borrowers were in compliance with all financial covenants prescribed in the above debt agreement.

Restricted cash as of December 31, 2022 and March 31, 2023, non-current, comprises $0.7 million of minimum liquidity deposits required pursuant to the $18.0 Million Term Loan Facility.

The annual principal payments for the Company’s outstanding debt arrangement as of March 31, 2023, required to be made after the balance sheet date, are as follows:

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
6.	Long-Term Debt: (continued)

Twelve-month period ending March 31,	Amount
2024	$2,700,000
2025	2,700,000
2026	7,175,000
Total long-term debt	$12,575,000

The weighted average interest rate on long-term debt for the three months ended March 31, 2022, and 2023, was 3.36% and 7.82%, respectively.

Total interest incurred on long-term debt for the three months ended March 31, 2022, and 2023, amounted to $132,893 and $251,613, respectively, and is included in ‘Interest and finance costs’ (Note 14) in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

7.	Equity Capital Structure:

Under the Company’s Articles of Incorporation, the Company’s authorized capital stock consists of 3,900,000,000 shares, par value $0.001 per share and 100,000,000 preferred shares, par value $0.001 per share. On the completion of the Spin-Off on March 7, 2023 (Note 1), the Company issued (i) 9,461,009 common shares, par value $0.001 per share, to Castor’s common shareholders of record as of February 22, 2023, (ii) 140,000 1.00% Series A fixed Preferred Shares, having a stated amount of $1,000 per share and a par value of $0.001 per share, to Castor (Note 8) and (iii) 40,000 Series B preferred shares, par value $0.001 per share, to Pelagos Holdings Corp, a company controlled by the our Chairman and Chief Executive Officer.

Each Series B preferred share has the voting power of 100,000 common shares and counts for 100,000 votes for purposes of determining quorum at a meeting of shareholders, subject to adjustment to maintain a substantially identical voting interest in Toro. Upon any liquidation, dissolution or winding up of the Company, the Series B preferred shares shall have the same liquidation rights as and pari passu with the common shares up to their par value of $0.001 per share and, thereafter, the Series B preferred shares have no right to participate further in the liquidation, dissolution or winding up of the Company.

8.	Mezzanine equity:

Series A Preferred Shares

 The Company has issued as part of the Spin-Off to Castor 140,000 Series A Preferred Shares with par value of $0.001 and a stated value of $1,000 each . The Series A Preferred Shares have the following characteristics:

Holders of the Series A Preferred Shares do not have any voting rights except the case of having the right to elect directors on nonpayment of dividends and the case of the vote or consent of the holders of at least two thirds of the Series A Preferred Shares at the time outstanding, voting together with any other series of preferred shares that would be adversely affected in substantially the same manner and entitled to vote as a single class in proportion to their respective stated amounts, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, will be necessary for effecting or validating: (i) any amendment, alteration or repeal of any provision of our Articles of Incorporation or Bylaws that would alter or change the voting powers, preferences or special rights of the Series A Preferred Shares so as to affect them adversely; (ii) the issuance of dividend parity stock if the accrued dividends on all outstanding Series A Preferred Shares through and including the most recently completed dividend period have not been paid or declared and a sum sufficient for the payment thereof has been set aside for payment; (iii) any amendment or alteration of the Articles of Incorporation to authorize or create, or increase the authorized amount of, any shares of any class or series or any securities convertible into shares of any class or series of our capital stock ranking prior to Series A in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of the Company; or (iv) any consummation of (x) a binding share exchange or reclassification involving the Series A Preferred Shares, (y) a merger or consolidation of the Company with another entity (whether or not a corporation), or (z) a conversion, transfer, domestication or continuance of the Company into another entity or an entity organized under the laws of another jurisdiction, unless in each case (A) the Series A Preferred Shares remain outstanding or, in the case of any such merger or consolidation with respect to which we are not the surviving or resulting entity, or any such conversion, transfer, domestication or continuance, the Series A Preferred Shares are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (B) such shares remaining outstanding or such preference securities, as the case may be, have such rights, preferences, privileges and voting powers, and limitations and restrictions, and limitations and restrictions thereof, taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers, and restrictions and limitations thereof, of the Series A Preferred Shares immediately prior to such consummation, taken as a whole.

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
8.	Mezzanine equity: (continued)

 The Company may, at its option, redeem the Series A preferred shares in whole or in part, at any time and from time to time after the seventh anniversary from March 7, 2023, at a cash redemption price equal to the stated amount, together with an amount equal to all accrued dividends.

Holders of Series A Preferred Shares shall be entitled to receive, when, as and if declared by the Company’s board of directors, cumulative cash dividends at 1.00% per annum of the stated amount, payable quarterly in arrears on the 15th day of each January, April, July and October, respectively, in each year, beginning on April 15, 2023. For each dividend period commencing on or after the seventh anniversary from March 7, 2023, the rate shall be rate in effect for the prior dividend period multiplied by a factor of 1.3; but the rate cannot exceed 20% per annum in respect of any dividend period.

The Series A Preferred Shares are convertible, at their holder’s option, to common shares after the third anniversary of March 7, 2023, until but excluding the seventh anniversary from March 7, 2023. The conversion price for any conversion of the Series A Preferred Shares shall be the lower of (i) 150% of the VWAP of our common shares over the five consecutive trading day period commencing on and including March 7, 2023, and (ii) the VWAP of our common shares over the 10 consecutive trading day period expiring on the trading day immediately prior to the date of delivery of written notice of the conversion; provided, that, in no event shall the conversion price be less than $2.50.

In the event of any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, before any distribution or payment out of the Company’s assets may be made to or set aside for the holders of any junior stock, holders of Series A Preferred Shares will be entitled to receive out of our assets legally available for distribution to our shareholders an amount equal to the stated amount per share ($1,000), together with an amount equal to all accrued dividends to the date of payment whether or not earned or declared.

The Series A Preferred Shares have been classified in Mezzanine equity as per ASC 480-10-S99 “Distinguishing liabilities from Equity – SEC Materials” as they are in essence redeemable at the option of the holder as Mr. Panagiotidis, the Chief Executive Officer and controlling shareholder of Castor and Toro, can effectively determine the timing  of the redemption of the Series A Preferred.

The Company uses an effective interest rate of 3.71% over the expected life of the preferred stock being nine years which is  the  expected earliest redemption date. This is consistent with the interest method, taking into account the discount between the issuance price and liquidation preference and the stated dividends, including “step-up” amounts. The amount accreted was $200,255 and is presented  as  ‘Deemed preferred dividend’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
8.	Mezzanine equity: (continued)

As of March 31, 2023, the net value of Mezzanine Equity amounted to $117,372,390, comprising (i) the fair value measurement of the Series A Preferred Shares on initial recognition based on a third party valuation of $117,222,135,less issuance costs of $50,000  and (ii) $200,255 of deemed dividend on the Series A Preferred Shares during the period March 7, 2023 through March 31, 2023, and is separately presented as ‘Mezzanine Equity’ in the accompanying unaudited interim consolidated balance sheet.

9.	Financial Instruments and Fair Value Disclosures:

The principal financial assets of the Company consist of cash at banks, restricted cash, trade accounts receivable and amounts due from related parties. The principal financial liabilities of the Company consist of trade accounts payable, amounts due to related parties and long-term debt.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

•            Cash and cash equivalents, accounts receivable trade, net, amounts due from/to related party/(ies) and accounts payable: The carrying values reported in the unaudited interim consolidated balance sheets for those financial instruments are reasonable estimates of their fair values due to their short-term maturity nature. Cash and cash equivalents are considered Level 1 items as they represent liquid assets with short term maturities. The carrying value approximates the fair market value for interest bearing cash classified as restricted cash, non-current and is considered Level 1 item of the fair value hierarchy.

•            Long-term debt: The secured credit facility discussed in Note 6, has a recorded value which is a reasonable estimate of its fair value due to its variable interest rate and is thus considered Level 2 item in accordance with the fair value hierarchy as SOFR rates are observable at commonly quoted intervals for the full terms of the loans.

Concentration of credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, due from related parties and trade accounts receivable. The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of the financial institutions in which it places its deposits. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition.

10.	Commitments and Contingencies:

Various claims, lawsuits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, pool operators, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim condensed consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. As of the date of these unaudited interim condensed consolidated financial statements, management was not aware of any such claims or contingent liabilities that should be disclosed or for which a provision should be established in the accompanying unaudited interim condensed consolidated financial statements. The Company is covered for liabilities associated with the vessels’ actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
10.	Commitments and Contingencies: (continued)

(a)	Commitments under Contracts for BWTS Installation

As of March 31, 2023, there were commitments relating to two installations expected to be concluded during 2024. It is estimated that the remaining contractual obligations related to these purchases, excluding installation costs, will be on aggregate approximately €1.2 million (or $1.3 million on the basis of a Euro/US Dollar exchange rate of €1.0000/$1.08757 as of March 31, 2023), all of which are due in 2024. These costs will be capitalized and depreciated over the remainder of the life of each vessel.

(b)	Commitments under long-term lease contracts

The following table sets forth the future minimum contracted lease payments to the Company (gross of charterers’ commissions), based on the Company’s vessels’ commitments to non-cancelable time charter contracts as of March 31, 2023. Non-cancelable time charter contracts include fixed-rate time charters.

Twelve-month period ending March 31,	Amount
2024	$9,006,000
Total	$9,006,000

11.	Earnings Per Common Share:

The computation of earnings per share is based on the weighted average number of common shares outstanding during that period and gives retroactive effect to the shares issued  in connection with the Spin-Off.

The Company calculates earnings per common share by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the relevant period.

Diluted earnings per common share, if applicable, reflects the potential dilution that could occur if potentially dilutive instruments were exercised, resulting in the issuance of additional shares that would then share in the Company’s net income. The computation of diluted earnings per share reflects the potential dilution from conversion of outstanding Series A Preferred Shares (Note 8) calculated with the “if converted” method by using the average closing market price over the reporting period from March 7, 2023 to March 31, 2023. The components of the calculation of basic and diluted earnings per common share in each of the periods comprising the accompanying unaudited interim condensed consolidated statements of comprehensive income are as follows:

	Three months ended March 31,	Three months ended March 31,
	2022	2023
Net income and comprehensive income	$1,233,131	$21,959,213
Dividend on Series A Preferred Shares	—	(97,222)
Deemed dividend on Series A Preferred Shares	—	(200,255)
Net income attributable to common shareholders	$1,233,131	$21,661,736

Weighted average number of common shares outstanding, basic	9,461,009	9,461,009
Effect of dilutive shares	52,437,558	52,437,558
Weighted average number of common shares outstanding, diluted	61,898,567	61,898,567
Earnings per common share, basic	$0.13	$2.29
Earnings per common share, diluted	$0.02	$0.35

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
12.	Vessel Revenues:

The following table includes the voyage revenues earned by the Company by type of contract (time charters, voyage charters and pool agreements) in each of the three-month periods ended March 31, 2022, and March 31, 2023, as presented in the accompanying unaudited interim condensed consolidated statements of comprehensive income:

	Three months ended March 31,	Three months ended March 31,
	2022	2023
Time charter revenues	2,986,345	1,906,250
Voyage charter revenues	10,734,868	7,930
Pool revenues	3,109,235	29,239,974
Total Vessel Revenues	$16,830,448	$31,154,154

As of December 31, 2022, and March 31, 2023, ‘Trade accounts receivable, net’, related to voyage charters, amounted to $2,462,714 and $269,828, respectively. This decrease by $2,192,886 in ‘Trade accounts receivable, net’ was mainly attributable to the timing of collections and the employment in pools of our Fleet, except from one vessel that operated under period time charter.

The Company did not have deferred assets or contract liabilities related to voyage charters as of December 31, 2022 and March 31, 2023.

13.	Vessel Operating and Voyage Expenses:

The amounts in the accompanying unaudited interim condensed consolidated statements of comprehensive income are analyzed as follows:

	Three months ended March 31,	Three months ended March 31,
Voyage expenses	2022	2023
Brokerage commissions	344,067	74,565
Brokerage commissions- related party	213,836	394,803
Port & other expenses	1,818,548	55,368
Bunkers consumption	4,864,872	—
Gain on bunkers	(6)	(5,939)
Total Voyage expenses	$7,241,317	$518,797

	Three months ended March 31,	Three months ended March 31,
Vessel Operating Expenses	2022	2023
Crew & crew related costs	3,085,800	2,851,495
Repairs & maintenance, spares, stores, classification, chemicals & gases, paints, victualling	1,132,661	1,002,661
Lubricants	234,397	298,541
Insurance	395,954	344,727
Tonnage taxes	51,134	86,297
Other	336,767	532,800
Total Vessel operating expenses	$5,236,713	$5,116,521

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
14.	Interest and Finance Costs:

The amounts in the accompanying unaudited interim condensed consolidated statements of comprehensive income are analyzed as follows:

	Three months ended March 31,	Three months ended March 31,
	2022	2023
Interest on long-term debt	$132,893	$251,613
Amortization of deferred finance charges	32,283	25,470
Other finance charges	19,046	40,590
Total	$184,222	$317,673

15.	Segment Information:

The table below presents information about the Company’s reportable segments for the three months ended March 31, 2022, and 2023. The accounting policies followed in the preparation of the reportable segments are the same as those followed in the preparation of the Company’s unaudited interim consolidated financial statements. Segment results are evaluated based on income from operations.

	Three months ended March 31, 2022			Three months ended March 31, 2023
	Aframax tanker segment	Handysize tanker segment	Total	Aframax tanker segment	Handysize tanker segment	Total
- Time charter revenues	$2,986,345	$—	$2,986,345	1,906,250	$—	1,906,250
- Voyage charter revenues	10,734,868	—	10,734,868	7,930	—	7,930
- Pool revenues	1,190,819	1,918,416	3,109,235	25,379,990	3,859,984	29,239,974
Total vessel revenues	$14,912,032	$1,918,416	$16,830,448	$27,294,170	$3,859,984	$31,154,154
Voyage expenses (including charges from related parties)	(7,204,148)	(37,169)	(7,241,317)	(467,029)	(51,768)	(518,797)
Vessel operating Expenses	(4,208,099)	(1,028,614)	(5,236,713)	(3,915,402)	(1,201,119)	(5,116,521)
Management fees to related parties	(535,500)	(153,000)	(688,500)	(526,500)	(175,500)	(702,000)
Recovery of Provision for doubtful accounts	—	—	—	266,732	—	266,732
Depreciation and Amortization	(1,460,033)	(348,964)	(1,808,997)	(1,689,735)	(365,911)	(2,055,646)

Segments operating income	$1,504,252	$350,669	$1,854,921	$20,962,236	$2,065,686	$23,027,922
Interest and finance costs			(184,222)			(317,673)
Interest income			615			435,429

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
15.	Segment Information: (continued)

Foreign exchange gains/(losses)	22	(10,000)
Less: Unallocated corporate general and administrative expenses (including related parties)	(286,444)	(983,264)
Net income and comprehensive income, before taxes	$1,384,892	$22,152,414

A reconciliation of total segment assets to total assets presented in the accompanying unaudited interim consolidated balance sheets of December 31, 2022, and March 31, 2023, is as follows:

	As of December 31, 2022	As of March 31, 2023
Aframax/LR2 tanker segment	$134,093,677	$122,599,174
Handysize tanker segment	23,385,458	20,241,587
Cash and cash equivalents(1)	(32)	35,795,410
Prepaid expenses and other assets(1)	—	(157,096)
Total assets	$157,479,103	$178,479,075

(1)	Refers to assets of other, non-vessel owning, entities included in the unaudited interim condensed consolidated financial statements.

16.	Subsequent Events:

(a) Dividend on Series A Preferred Shares:  On April 12, 2023, the Company paid to Castor a dividend amounting to $151,667 on the Series A Preferred Shares.

(b) Private Placement of Common Shares: On April 17, 2023, the Company entered into a subscription agreement (the “Subscription Agreement”) with Pani Corp., a company controlled by Toro’s Chairman and Chief Executive Officer, pursuant to which Toro issued and sold, and Pani Corp. purchased, 8,500,000 common shares, par value $0.001 per share (the “Purchased Shares”), at a purchase price of $2.29 per share, for gross proceeds of $19,465,000. The 8,500,000 common shares were issued on April 19, 2023 in a private placement pursuant to Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder.

(c) Purchase of LPG Vessels:  On April 27, 2023, the Company, through four wholly owned subsidiaries, entered into agreements with an unaffiliated third-party to acquire three 2015 Japanese-built 5,000 cbm LPG vessels and one 2020 Japanese built 5,000 cbm LPG vessel. The aggregate purchase price for the four LPG vessels is $70.7 million. The acquisitions are expected to be consummated upon Toro taking delivery of the vessels in the second and third quarters of this year and are subject in each case to the satisfaction of certain customary closing conditions.

(d) Sale of the M/T Wonder Avior: On April 28, 2023, the Company entered into an agreement with an unaffiliated  third party for the sale of the M/T Wonder Avior , at a price of $30.1 million. The vessel is expected to be delivered to its new owner during the second quarter of 2023.The Company expects to record during the second quarter of 2023 a net gain on the sale of the M/T Wonder Avior of approximately $18.5 million, excluding any transaction related costs.

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
16.	Subsequent Events: (continued)

(e) Sale of the M/T Wonder Bellatrix and M/T Wonder Polaris: On May 12, 2023 and May 18, 2023, the Company entered into two separate agreements with an unaffiliated third party for the sale of the M/T Wonder Bellatrix, ,at a price of $37 million and the M/T Wonder Polaris, at a price of $34.5 million. Both vessels are expected to be delivered to their new owner during the second quarter of 2023.The Company expects to record during the second quarter of 2023 a net gain on the sale of the M/T Wonder Bellatrix of approximately $20.5 million, excluding any transaction related costs and net gain on the sale of the M/T Wonder Polaris of approximately $22.4 million, excluding any transaction related costs.